LORD ABBETT EQUITY TRUST

90 Hudson Street

Jersey City, NJ 07302

February 6, 2017

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Equity Trust (the “Fund”)
File Nos. 333-60304 and 811-10371

Dear Ms. Hahn:

Reference is made to Post-Effective Amendment No. 29 to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 15, 2016 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Thursday, January 26, 2017 at approximately 3:30 p.m. with Brooke A. Fapohunda of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Fund, regarding the Registration Statement. Your comments, and the Fund’s responses thereto, are summarized below. Post-Effective Amendment No. 31 to the Registration Statement, which will be filed with the Commission on February 10, 2017 and will become effective February 13, 2017 (the “Amendment”), will reflect changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

[1]	Accession No. 0000930413-16-008979.

Ms. Jaea Hahn

February 6, 2017

Part A – General

1.         Please file your response letter as correspondence via EDGAR in advance of filing the Amendment via EDGAR.

Response: We are filing this response letter as correspondence via EDGAR in advance of the Amendment filing.

2.         While Tandy representations no longer are required, we remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, and that the Commission may have additional comments on the Registration Statement.

3.         Please remove all blanks and brackets from the prospectus and statement of additional information (the “SAI”).

Response: All blanks and brackets have been removed from the prospectus and SAI included in the Amendment with the exception of the ticker symbols for Class F3 and Class T shares, as explained in our response to Comment 4 below.

Part B – Prospectus

4.         Please update the ticker symbols for Class F3 and Class T shares on the cover page of the registration statement.

Response: The Class F3 and Class T ticker symbols will be added to the Fund’s prospectus when available. It currently is anticipated that Class F3 and Class T shares of the Fund will commence operations and be publicly offered at a future date and that, upon commencement of operations, the prospectus will be supplemented to include the applicable ticker symbols.

In addition, we note that disclosure relating to the availability of Class F3 shares contained in the section titled “Additional Information about the Availability of Share Classes—Class F3 Shares” on page 38 has been revised to clarify which investors Class F3 shares will be available for purchase generally. The revised text as follows (added text is denoted by underline):

Class F3 shares are available (1) for orders made by or on behalf of financial intermediaries for clients participating in fee-based advisory programs that have (or whose trading agents have) entered into special arrangements with the Fund and/or Lord Abbett Distributor specifically for such orders, (2) to investors that are clients of certain

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Ms. Jaea Hahn

February 6, 2017

registered investment advisers that have an agreement with Lord Abbett Distributor, if it so deems appropriate, and (3) to individual investors through financial intermediaries that offer Class F3 shares.

5.         Please delete footnote 3 to the fee tables contained in the section titled “Fees and Expenses” on pages 2 and 9 of the prospectus or supplementally explain why the Fund believes the footnote is appropriate.

Response: We have deleted references to footnote 3 in the fee table rows titled “Management Fee” and “Distribution and Service (12b-1) Fees” in the fee tables. However, we have elected to retain footnote 3 in reference to the fee table rows titled “Other Expenses,” “Fee Waiver and/or Expense Reimbursement,” “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” for Classes F3 and T shares. The purpose of the 485(a) filing was to register Classes F3 and T shares of the Fund. Classes F3 and T shares of the Fund were not in existence as of July 31, 2016, the Fund’s fiscal year end. We note that Item 3 of Form N-1A, which discusses the presentation of information for a new series, provides in Instruction 6(a) that “Other Expenses” are to be estimated based on amounts for the current fiscal year with a corresponding footnote disclosing that “Other Expenses” are so estimated. Item 3 does not specifically address new share classes, but, similar to a new series, a new share class would not have fee and expense information to present for the prior fiscal year. We believe it is reasonable, in absence of any direct guidance, to apply Instruction 6(a) of Item 3 to a new share class. Because “Other Expenses” is a component of “Fee Waiver and/or Expense Reimbursement,” “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement,” we believe that footnote 3 is appropriately referenced in these fee table rows for Classes F3 and T shares.

6.         Please clarify whether Lord Abbett or Lord Abbett Distributor LLC (“Lord Abbett Distributor”) is able to recoup any expenses reimbursed under the Expense Limitation Agreement between the Fund, Lord Abbett and Lord Abbett Distributor.

Response: The Expense Limitation Agreement between the Fund, Lord Abbett and Lord Abbett Distributor does not contain a recoupment provision, and, therefore, neither Lord Abbett nor Lord Abbett Distributor may recoup any waived fees or reimbursed expenses.

7.         Please direct the Staff to the location in the prospectus where the required disclosure per Item 4(b)(1)(iii) of Form N-1A is contained for each series of the Fund or otherwise revise to include the required disclosure.

Response: We direct the Staff to the following statement, which is included on pages 6 and 13 of the prospectus under the section titled “Principal Risks” for each series of the Fund, pursuant to Item 4(b)(1)(iii) of Form N-1A:

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Ms. Jaea Hahn

February 6, 2017

An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. For more information on the principal risks of the Fund, please see the “More Information About the Funds – Principal Risks” section in the prospectus.

We confirm that the referenced disclosure will remain in the Amendment.

8.         Please revise the second paragraph in the section titled “Purchase and Sale of Fund Shares” to state that transactions of Fund shares may occur on any business day.

Response: In response to the comment, we have revised the referenced disclosure as follows (added text is denoted by underline):

You may sell (redeem) shares through your securities broker, financial professional or financial intermediary on any business day the Fund calculates its NAV.

9.         In reference to the tables contained under the section titled “Sales Charges – Class A and Class T Share Front-End Sales Charges” on page 41 of the prospectus, please consider removing the column titled “To Compute Offering Price Divide NAV by” because this column may be potentially confusing to investors.

Response: We understand that the referenced information is not required by Form N-1A. Nevertheless, this information is designed to assist financial intermediaries in calculating the net amount a shareholder would invest in the Fund after front-end sales charges are applied. As a result, we believe it is appropriate to retain this information.

10.        In reference to the section titled “Reducing Your Class A Share Front-End Sales Charges” under the heading “Rights of Accumulation” on page 43 of the prospectus, please separately name each intermediary that cannot or will not combine holdings to reduce sales charges for new purchases, as referenced in the first sentence of the second paragraph that states, “[t]o the extent that your financial intermediary is able to do so…” or, alternatively, please explain supplementally why it is not operationally feasible to include such disclosure in the prospectus.

Response: The referenced disclosure is intended to convey that sales charge reductions may not be available through all financial intermediaries due to their unique policies, procedures, programs, operations, and systems, which are not transparent to the Fund or Lord Abbett. Due to this lack of transparency, it is not operationally feasible to revise the referenced disclosure as requested because neither the Fund nor Lord Abbett is able to specifically identify each such financial intermediary who cannot or will not combine holdings. In addition, the final two sentences in the referenced paragraph instruct investors that they must inform the Fund and/or their financial intermediary if they believe they qualify for reduced sales charges, documentation may be requested to verify any eligibility, and failure to do so may not allow for all eligible sales

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Ms. Jaea Hahn

February 6, 2017

charge reductions to be received by investors. The Fund is unable to confirm that investors will provide the Fund and/or their financial intermediary with the necessary information on which to based sales charge reductions.

11.        In reference to the third through sixth bullet point paragraphs in the section titled “Sales Charges and Waivers – Front-End Sales Charge Waivers” beginning on page 44 of the prospectus, please disclose with specificity each intermediary who has entered into “special arrangements” with the Fund and/or Lord Abbett Distributor or, alternatively, please revise the referenced disclosure accordingly if all intermediaries referenced in the third through sixth bullet point paragraphs may purchase Class A shares without a front-end sales charge. In making this comment, the Staff directs the Fund to the recently published IM Guidance Update No. 2016-06 (the “Guidance Update”).

Response: In reference to the third, fourth and sixth bullet point paragraphs, we have revised the referenced disclosure as follows (deleted text is denoted by ~~strikethrough~~):

•	purchases for retirement and benefit plans made through financial intermediaries that perform participant recordkeeping or other administrative services for the plans ~~and that have entered into special arrangements with the Fund and/or Lord Abbett Distributor specifically for such purchases~~, if such retirement and benefit plan held Class A shares of the Fund as of the close of business on December 31, 2015 (may be subject to a CDSC);

•	purchases made by or on behalf of financial intermediaries for clients that pay the financial intermediaries fees in connection with a fee-based advisory program~~, provided that the financial intermediaries or their trading agents have entered into special arrangements with the Fund and/or Lord Abbett Distributor specifically for such purchases~~;

…

•	purchases by insurance companies and/or their separate accounts to fund variable insurance contracts, provided that the insurance company provides recordkeeping and related administrative services to the contract owners ~~and has entered into special arrangements with the Fund and/or Lord Abbett Distributor specifically for such purchases~~;

In reference to the fifth bullet point paragraph, the Fund confirms that it is not operationally feasible to revise the referenced disclosure as requested because the Fund and Lord Abbett do not have transparency into the policies, procedures, programs, operations, and systems of each registered broker-dealer that offers the Fund’s Class A shares.

Please note that to the extent the Fund implements scheduled variations in sales loads in the circumstances contemplated by the Guidance Update, it intends to provide the disclosure required by the Guidance Update.

12.        In reference to the section titled “Sales Charges and Waivers – CDSC Waivers” beginning on page 46 of the prospectus, please describe any other types of

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Ms. Jaea Hahn

February 6, 2017

redemptions as contemplated in the second sentence that states, “[c]ertain other types of redemptions may qualify for a CDSC waiver….”

Response: In response to this comment, we have revised the referenced disclosure as follows (deleted text is denoted by ~~strikethrough~~):

The CDSC generally will not be assessed on the redemption of Class A or C shares under the circumstances listed in the table below. ~~Certain other types of redemptions may qualify for a CDSC waiver.~~ Documentation may be required and some limitations may apply.

13.       In reference to the section titled “Sales Charges and Waivers – Sales Charge Waivers on Transfers between Accounts” beginning on page 46 of the prospectus, please clarify any conditions that are contemplated in the usage of “may” as used in the first sentence of the first paragraph in the referenced section.

Response: In response to this comment, we have revised the referenced disclosure as follows (deleted text is denoted by ~~strikethrough~~, added text is denoted by underline):

Class A shares ~~may~~can be purchased at NAV under the following circumstances:

Transfers of Lord Abbett Fund shares from an IRA or other qualified retirement plan account to a taxable account in connection with a required minimum distribution; or ~~and~~

Transfers of Lord Abbett Fund shares held in a taxable account to an IRA or other qualified retirement plan account for the purpose of making a contribution to the IRA or other qualified retirement plan account.

A CDSC will not be imposed at the time of the transaction under such circumstances; instead, the date on which such shares were initially purchased will be used to calculate any applicable CDSC when the shares are redeemed. You must inform the Fund and/or your financial intermediary at the time of purchase if you believe your purchase qualifies for a reduced sales charge and you may be requested to provide documentation of your holdings in order to verify your eligibility. If you do not do so, you may not receive all sales charge reductions for which you are eligible.

Please refer to our response to Comment 10 regarding the Fund’s inability to ensure that investors and/or financial intermediaries will provide the necessary information on which to base sales charge reductions.

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Ms. Jaea Hahn

February 6, 2017

Part C – SAI

14.       In reference to the seventh bullet point in the section titled “Additional Information on Portfolio Risks, Investments, and Techniques – Foreign Securities” on page 2-5 of the SAI, please revise to include disclosure regarding time zone arbitrage.

Response: In response to this comment, we have revised the referenced disclosure as follows (added text is denoted by underline):

Foreign securities may trade on days when a Fund does not sell shares. As a result, the value of a Fund’s portfolio securities may change materially on days an investor may not be able to purchase or redeem Fund shares. In addition, the time zone differences among foreign markets may allow a shareholder to exploit differences in the Fund’s share prices that are based on closing prices of foreign securities determined before the Fund calculates its NAV per share (known as “time zone arbitrage”). The Fund expects that the use of fair value pricing will reduce a shareholder’s ability to engage successfully in time zone arbitrage to the detriment of other Fund shareholders, although there is no assurance that fair value pricing will do so. For more information about time zone arbitrage, see “Excessive Trading and Market Timing” in the Prospectus.

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If you have any questions, please call the undersigned at (201) 827-2279.

Sincerely,

/s/ Brooke A. Fapohunda

Brooke A. Fapohunda

Deputy General Counsel

Lord, Abbett & Co. LLC

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